FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of Reporting Person*   2.  Issuer Name and Ticker or Trading Symbol    5.  Relationship of
                                                                                                Reporting Person(s) to Issuer
                                                       AremisSoft Corporation                       (Check all applicable)
Poyiadjis             Roys                                    ("AREM")                         X Director            10% Owner
                                                                                               X Officer             Other
                                                                                               (give title below*)   (specify below)

                                                                                              * President, Chief Financial Officer
                                                                                                and Vice Chairman of the Board
-----------------------------------------   ----------------  --------------------------     --------------------------------------
(Last)               (First)  (Middle)      3. Statement for    4. If Amendment, Date of
                                               Month/Year          Original (Month/Year)

                                               July 1999                   n/a
c/o AremisSoft Corporation, Goldsworth         -------------       ---------------------
House, Denton Way
---------------------------------------
(Street)                                                                                    6.  Individual or Joint/Group Filing
                                                                                                    (Check Applicable Line)

                                                                                             xx Form filed by one Reporting Person
                                                                                                Form filed by More than One
Woking, Surrey  GU2131G  United Kindom                                                                    Reporting Person
--------------------------------------
(City)         (State)          (Zip)



TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


                                                                                     5. Amount of
                                                             4. Securities              Securities     6. Ownership    7. Nature of
                                                                Acquired (A) or         Beneficially      Form: Direct    Indirect
                                          3. Transaction        Disposed of (D)         Owned at End      (D) or          Beneficial
1. Title of Security 2. Transaction Date     Code(Instr.8.)     (Instr. 3, 4 and 5)     of Month          Indirect (I     Ownership
      (Instr. 3)         (Mo./Day/Yr.)        Code     V        Amount  (A)or(D) Price  (Instr.3,4,5)     (Instr. 4)      (Instr. 4)
-------------------- -------------------   -------- -------     ------- -------- -----  --------------    -----------     ----------

Common Stock             July 14, 1999         P        V       195,430   (A)    $5.125    779,620            (D)
                                                                  (1)                        (1)



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued) TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED(e.g., puts, calls, warrants, options, convertible securities)



                                                             6.Date                                  9.Number   10.Owner-
                                             5.Number        Exercisable   7.Title and               of Deriv-  ship Form
                                             of Derivitive   and Expira-   Amount of                 itive      of Deriv-
                                             Securities      tion Date     Underlying                Securities itive
                                  4.Trans-   Aquired (A)     (Mo./Day/Yr.) Securities       8.Price  Benefi-    Security
1.Title    2.Conversion 3.Trans-  action     or Disposed     ------------- (Instr.3 and 4)  of Deri- cially     Direct     11.Nature
of         or Exercise  action    Code       of (D)          Date          ---------------- vitive   owned at   (D) or     of Bene-
Derivitive Price of     Date      (Instr. 8) (Instr. 3,4,5)  Exer- Expira-        Amount or Security End of     Indirect   ficial
Security   Derivitive   (Mo./Day/ ---------- --------------  cis-  tion           Number of (Instr.  Month      (I)        Ownership
(Instr.3)  Security       Yr.)    Code    V     A      D     able  Date    Title  Shares    5)       (Instr.4)  (Instr. 4) (Instr.4)
---------- ------------ --------- ----- ----  ----- -------  ----- ------- ------ --------- -------- ---------  ---------- ---------
Option to      $5.00                                          (2)  4/22/   Common  200,000             200,000
Purchase                                                           2004    Stock     (2)                 (2)




Explanation of Responses:

(1) Onyx Capital Inc. ("onyx") is a corporation organized in the British Virgin Islands. The sole director of Onyx is Egmont International Associates, Inc. The principal business of Onyx is business management and investment. Mr. Poyiadjis is the investment adviser for Onyx.

(2) Options are exercisable for a period of five (5) years beginning on April 22, 1999, and vesting at the rate of 33 1/3 on the same date each year thereafter, expiring on April 22, 2004. As of this filing, no options have been exercised.




**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. /s/ See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/  ROYS POYIADJIS                                       August 19, 1999
-----------------------------------------                -----------------
     Roys Poyiadjis                                            Date

*Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.